Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Years Ended September 30,
	2016	2015	2014	2013	2012
(in thousands, except ratios)
Net income (loss)	$133,077	$92,139	$(24,558)	$47,542	$61,241
Fixed charges	137,076	145,022	152,017	178,196	155,595
Amortization of capitalized interest	2,301	2,302	2,203	2,204	2,221
Capitalized interest	—	—	(735)	(1,976)	(34)
(Income) loss attributable to non-controlling interests	(427)	2,255	380	2,784	2,019
Earnings	$272,027	$241,718	$129,307	$228,750	221,042
Interest expense, net of capitalized interest and amortization of debt issuance costs, premiums and discounts	$126,174	$136,105	$139,896	$157,865	$136,070
Capitalized interest	—	—	735	1,976	34
Amortization of debt issuance costs, premiums and discounts	10,020	7,771	8,037	12,285	9,987
Interest portion of rental expense (1)	882	919	1,144	1,096	1,256
Accretion of discount to the relinquishment liability	—	227	2,205	4,974	8,248
Fixed charges	$137,076	$145,022	$152,017	$178,196	$155,595
Ratio of earnings to fixed charges (2) (3)	1.98	1.67	0.85	1.28	1.42
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(1)	A 10% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.

(2)	Pursuant to Item 503 of Regulation S-K.

(3)	Earnings for the fiscal year ended September 30, 2014 were inadequate to cover fixed charges. The coverage deficiency was approximately $23.0 million.